UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces First Quarter 2022 Results

Mexico City, April 28, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2022.

FIRST QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 10.1% as compared to the first quarter of 2021. This increase was driven mainly by double-digit volume increases in Brazil, Uruguay, Colombia and Central America, coupled with volume growth in the rest of our territories. Volumes of the recently acquired territory in Brazil were consolidated as of February 1, 2022. On a comparable basis, our volume increased 9.3%.
•	Total revenues increased 14.6%, while comparable revenues increased 13.4%, driven mainly by volume growth, pricing initiatives, favorable price-mix effects, and favorable currency translation effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil.
•	Operating income increased 16.0%, while comparable operating income increased 13.9%. Our solid top-line, favorable raw material hedging strategies, coupled with operating expense efficiencies, were partially offset by higher PET and sweetener costs.
•	Majority net income decreased 8.3%, driven mainly by non-cash effects, a loss in the market value of financial instruments and a foreign exchange loss.
•	Earnings per share[1] were Ps. 0.17 (Earnings per unit were Ps. 1.38 and per ADS were Ps. 13.77).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q22	1Q22	1Q22	1Q22
As Reported	Consolidated	14.6%	13.5%	16.0%	(8.3%)
	Mexico & Central America	11.4%	7.1%	13.5%
	South America	19.0%	25.5%	23.2%

Comparable (2)	Consolidated	13.4%	12.8%	13.9%
	Mexico & Central America	11.4%	7.2%	13.6%
	South America	16.1%	23.5%	14.9%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Against the backdrop of what is still a volatile environment, we are building on last year’s positive momentum to deliver a solid start of the year. For the quarter, our consolidated revenues increased 14.6% while our operating income increased by 16.0%. In Mexico and Central America, our top-line grew double digits while we managed to mitigate margin pressures by generating savings and operating expense efficiencies. In South America, a very solid performance across our territories was especially evident by the strong volume growth achieved in Brazil and Colombia, where volumes increased 20.2% and 18.8%, respectively. On the profitability front, despite increases in raw material costs and the challenging supply chain environment affecting industries worldwide, we were able to mitigate pressures.

As we continue progressing, our positive momentum shows that we are executing and delivering against our strategic agenda. Looking forward, we will continue working in building a consumer-centric multi-category portfolio, accelerate the rollout of our omnichannel platforms, fostering an agile, people-centric culture and continue to place sustainability at the center of everything we do.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 1 of 13

RECENT DEVELOPMENTS

•	On March 28, 2022, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2021, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2021 and the appointment or reelection of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees for 2022. The shareholders’ meeting approved the payment of a cash dividend of Ps. 0.67875 per share, (equivalent to Ps. 5.43 per unit) to be paid in two installments; the first installment for the amount of Ps. 0.339375 as of May 3, 2022 and the second installment for the amount of Ps. 0.339375 as of November 3, 2022 for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2021 integrated report entitled, “Re-Evolution” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	On April 19, 2022, Coca-Cola FEMSA announced that its subsidiary Spal Indústria Brasileira de Bebidas S.A. and the Coca Cola System in Brazil, have signed an agreement to distribute Campari Group’s products in the country. This distribution will provide for strategically defined actions for each state or region, especially with respect to portfolio

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 2 of 13

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2022	1Q 2021	Δ%	Δ%
Total revenues	51,195	44,690	14.6%	13.4%
Gross profit	22,602	19,922	13.5%	12.8%
Operating income	6,844	5,899	16.0%	13.9%
Operating cash flow (2)	9,827	8,807	11.6%	10.4%

Volume increased 10.1% to 881.6 million unit cases, driven mainly by double-digit volume increases in Brazil, Uruguay, Colombia, and Central America, coupled with volume growth in the rest of our territories. Volumes of the recently acquired territory in Brazil were consolidated as of February 1, 2022. On a comparable basis, our volume would have increased 9.3%.

Total revenues increased 14.6% to Ps. 51,195 million. This increase was driven mainly by volume growth, our pricing initiatives, favorable currency translation effects, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 13.4%.

Gross profit increased 13.5% to Ps. 22,602 million, and gross margin decreased 50 basis points to 44.1%. This gross profit increase was driven mainly by our top-line growth and favorable hedging initiatives, coupled with the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. These effects were offset by higher raw material costs, mainly PET and sweeteners, across our territories. On a comparable basis, gross profit would have increased 12.8%.

Operating income increased 16.0% to Ps. 6,844 million, and operating margin increased 20 basis points to 13.4%. This expansion was driven mainly by a solid top-line performance, coupled with operating expense efficiencies and an operating foreign exchange gain. These effects were partially offset by the increase raw material prices, mainly PET and sweeteners. On a comparable basis, operating income would have increased 13.9%.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 3 of 13

Comprehensive financing result recorded an expense of Ps. 2,194 million, compared to an expense of Ps. 1,131 million in the same period of 2021. This increase was driven mainly by a loss in financial instruments of Ps. 936 million, driven mainly by a market value loss recognized during this quarter as compared to a loss of Ps. 8 million recorded during the same period of 2021.

In addition, we recognized a foreign exchange loss of Ps. 165 million as compared to a gain of Ps. 14 million in the same period of 2021, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and the Brazilian Real during the quarter. Moreover, we recognized a lower gain in monetary position in inflationary subsidiaries during the first quarter of 2022 as compared to the same period of the previous year.

These effects were partially offset by a reduction in interest expense, net, as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates in Mexico and Brazil.

Income tax as a percentage of income before taxes was 29.5% as compared to 34.7% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes that were recognized during 2021.

Net income attributable to equity holders of the company was Ps. 2,894 million as compared to Ps. 3,156 million during the same period of the previous year. This decrease was driven mainly by non-cash effects that affected our comprehensive financial result. Earnings per share1 were Ps. 0.17 (Earnings per unit were Ps. 1.38, and per ADS were Ps. 13.77).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 4 of 13

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2022	1Q 2021	Δ%	Δ%
Total revenues	28,935	25,980	11.4%	11.4%
Gross profit	14,007	13,072	7.1%	7.2%
Operating income	4,950	4,362	13.5%	13.6%
Operating cash flow (2)	6,722	6,163	9.1%	9.1%

Volume increased 4.8%, driven by a double-digit volume increase in Panama, Costa Rica, and Nicaragua, coupled with a solid volume performance in Guatemala and Mexico.

Total revenues increased 11.4% to Ps. 28,935 million, driven mainly by our pricing initiatives across the division, favorable price-mix effects, and volume growth in all of our territories. On a comparable basis, total revenues would have also increased 11.4%.

Gross profit increased 7.1% to Ps. 14,007 million, and gross margin contracted 190 basis points to 48.4%. This margin decrease was driven mainly by an increase in raw material costs such as PET and sweeteners, which was partially offset by our raw material hedging strategies. On a comparable basis, gross profit would have increased 7.2%.

Operating income increased 13.5% to Ps. 4,950 million in the first quarter of 2022, and operating margin expanded 30 basis points to 17.1% during the period, driven mainly by operating expense efficiencies and an operating foreign exchange gain. These effects were partially offset by an increase in raw material prices. On a comparable basis, operating income would have increased 13.6%.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 5 of 13

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2022	1Q 2021	Δ%	Δ%
Total revenues	22,261	18,710	19.0%	16.1%
Gross profit	8,595	6,850	25.5%	23.5%
Operating income	1,894	1,537	23.2%	14.9%
Operating cash flow (2)	3,105	2,645	17.4%	13.3%

Volume increased 17.7%, driven mainly by a 20.2% volume increase in Brazil and an 18.8% increase in Colombia, coupled with a solid volume performance in Uruguay and Argentina. Volumes of the recently acquired territory in Brazil were consolidated as of February 1, 2022. On a comparable basis, our volume for the division would have increased 15.7%.

Total revenues increased 19.0% to Ps. 22,261 million, driven mainly by our pricing initiatives, volume growth, favorable price-mix effects, and favorable currency translation effects. This increase was partially offset by a reduction in beer revenues as a result of the transition of our beer portfolio in Brazil. On a comparable basis, total revenues would have increased 16.1%.

Gross profit increased 25.5% to Ps. 8,595 million, and gross margin expanded 200 basis points to 38.6%. This increase was driven mainly by favorable price-mix effects, our raw material hedging strategies, and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. This increase was partially offset by increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 23.5%.

Operating income increased 23.2% to Ps. 1,894 million in the first quarter of 2022, resulting in a margin expansion of 30 basis points to 8.5%. This increase was driven mainly by higher gross profit and an increase in operating leverage resulting from volume growth and operating expense efficiencies. These effects were partially offset by the transition of our beer portfolio in Brazil, higher freight and labor costs and an unfavorable currency translation effect from most of our operating currencies in the division. On a comparable basis, operating income would have increased 14.9%.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 6 of 13

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 7 of 13

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 8 of 13

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,205.3		4,375.0		19.0%	18.1%
Volume (million unit cases)	881.6		800.7		10.1%	9.3%
Average price per unit case	56.52		50.84		11.2%
Net revenues	51,078		44,518		14.7%
Other operating revenues	118		173		-31.8%
Total revenues (2)	51,195	100.0%	44,690	100.0%	14.6%	13.4%
Cost of goods sold	28,593	55.9%	24,768	55.4%	15.4%
Gross profit	22,602	44.1%	19,922	44.6%	13.5%	12.8%
Operating expenses	15,757	30.8%	13,793	30.9%	14.2%
Other operative expenses, net	22	0.0%	212	0.5%	-89.7%
Operative equity method (gain) loss in associates(3)	(21)	0.0%	18	0.0%	NA
Operating income (5)	6,844	13.4%	5,899	13.2%	16.0%	13.9%
Other non operative expenses, net	180	0.4%	4	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	(3)	0.0%	(2)	0.0%	101.6%
Interest expense	1,645		1,471		11.8%
Interest income	405		163		148.9%
Interest expense, net	1,240		1,308		-5.2%
Foreign exchange loss (gain)	165		(14)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(147)		(171)		-13.9%
Market value (gain) loss on financial instruments	936		8		NA
Comprehensive financing result	2,194		1,131		93.9%
Income before taxes	4,474		4,766		-6.1%
Income taxes	1,321		1,660		-20.4%
Consolidated net income	3,153		3,106		1.5%
Net income attributable to equity holders of the company	2,894	5.7%	3,156	7.1%	-8.3%
Non-controlling interest	259	0.5%	(49)	-0.1%	NA

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	6,844	13.4%	5,899	13.2%	16.0%
Depreciation	2,349		2,236		5.0%
Amortization and other operative non-cash charges	635		672		-5.6%
Operating cash flow (5)(6)	9,827	19.2%	8,807	19.7%	11.6%	10.4%
CAPEX(8)	3,102		1,459		112.7%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 12 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul for 2020, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              For the first quarter of 2022 total CAPEX effectively paid was Ps. 3,942 million pesos.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 9 of 13

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,648.3		2,383.9		11.1%	11.1%
Volume (million unit cases)	494.0		471.3		4.8%	4.8%
Average price per unit case	58.55		55.11		6.2%
Net revenues	28,927		25,973
Other operating revenues	8		7
Total Revenues (2)	28,935	100.0%	25,980	100.0%	11.4%	11.4%
Cost of goods sold	14,928	51.6%	12,908	49.7%
Gross profit	14,007	48.4%	13,072	50.3%	7.1%	7.2%
Operating expenses	9,105	31.5%	8,572	33.0%
Other operative expenses, net	(2)	0.0%	189	0.7%
Operative equity method (gain) loss in associates (3)	(46)	-0.2%	(51)	-0.2%
Operating income (4)	4,950	17.1%	4,362	16.8%	13.5%	13.6%
Depreciation, amortization & other operating non-cash charges	1,773	6.1%	1,801	6.9%
Operating cash flow (4)(5)	6,722	23.2%	6,163	23.7%	9.1%	9.1%

(1)              Except volume and average price per unite case figures.

(2)              Please refer to page 12 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul for 2020, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,556.9		1,991.1		28.4%	26.6%
Volume (million unit cases)	387.6		329.4		17.7%	15.7%
Average price per unit case	53.92		44.72		20.6%
Net revenues	22,151		18,544
Other operating revenues	110		166
Total Revenues (2)	22,261	100.0%	18,710	100.0%	19.0%	16.1%
Cost of goods sold	13,665	61.4%	11,861	63.4%
Gross profit	8,595	38.6%	6,850	36.6%	25.5%	23.5%
Operating expenses	6,652	29.9%	5,221	27.9%
Other operative expenses, net	24	0.1%	23	0.1%
Operative equity method (gain) loss in associates (3)	26	0.1%	68	0.4%
Operating income (4)	1,894	8.5%	1,537	8.2%	23.2%	14.9%
Depreciation, amortization & other operating non-cash charges	1,211	5.4%	1,107	5.9%
Operating cash flow (4)(5)	3,105	13.9%	2,645	14.1%	17.4%	13.3%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Leao Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 10 of 13

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-22	Dec-21	% Var.	Liabilities & Equity	Mar-22	Dec-21	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	3,101	2,453	26%
	49,443	47,248	5%	Suppliers	23,876	22,745	5%
Total accounts receivable	11,701	13,014	-10%	Short-term leasing Liabilities	645	614	5%
Inventories	13,546	11,960	13%	Other current liabilities	33,055	20,409	62%
Other current assets	9,294	8,142	14%	Total current liabilities	60,677	46,221	31%
Total current assets	83,984	80,364	5%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	81,389	83,329	-2%
Property, plant and equipment	119,594	113,827	5%	Long Term Leasing Liabilities	946	891	6%
Accumulated depreciation	(54,141)	(51,644)	5%	Other long-term liabilities	17,447	13,554	29%
Total property, plant and equipment, net	65,454	62,183	5%	Total liabilities	160,459	143,995	11%
Right of use assets	1,551	1,472	5%	Equity
Investment in shares	7,681	7,494	3%	Non-controlling interest	7,035	6,022	17%
Intangible assets and other assets	108,189	102,174	6%	Total controlling interest	116,365	121,550	-4%
Other non-current assets	17,001	17,880	-5%	Total equity	123,400	127,572	-3%
Total Assets	283,859	271,567	5%	Total Liabilities and Equity	283,859	271,567	5%

	March 31, 2022
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	52.7%	8.3%	7.6%
U.S. Dollars	26.7%	21.8%	2.7%
Colombian Pesos	1.8%	0.0%	7.0%
Brazilian Reals	16.8%	72.5%	10.0%
Uruguayan Pesos	1.6%	0.0%	6.6%
Argentine Pesos	0.5%	0.0%	41.0%
Total Debt	100%	20.0%	6.8%
(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	1Q 2022	FY 2021	Δ%
Net debt including effect of hedges (1)(3)	34,246	35,243	-2.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.86	0.91
Operating cash flow/ Interest expense, net (1)	7.93	7.39
Capitalization (2)	41.2%	40.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 11 of 13

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2022					1Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	301.9	21.3	67.5	32.7	423.5	296.1	17.9	65.9	28.3	408.2	3.7%
Guatemala	30.6	1.1	-	1.9	33.7	28.7	0.9	-	1.4	30.9	8.9%
CAM South	29.8	1.9	0.2	4.9	36.9	26.9	1.5	0.1	3.7	32.2	14.5%
Mexico and Central America	362.4	24.4	67.7	39.5	494.0	351.6	20.3	66.0	33.3	471.3	4.8%
Colombia	62.1	7.7	3.1	7.4	80.4	54.2	5.3	3.9	4.2	67.7	18.8%
Brazil (3)	206.7	17.1	2.4	24.6	250.9	181.2	11.4	2.2	13.9	208.7	20.2%
Argentina	35.8	4.1	1.2	3.9	44.9	34.2	3.0	1.8	3.6	42.6	5.4%
Uruguay	9.4	1.7	-	0.3	11.4	8.9	1.3	-	0.2	10.3	10.7%
South America	314.1	30.6	6.7	36.3	387.6	278.4	21.0	7.9	22.0	329.4	17.7%
TOTAL	676.4	55.0	74.4	75.8	881.6	630.0	41.3	74.0	55.3	800.7	10.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2022					1Q 2021					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,698.6	154.3		237.6	2,090.4	1,590.3	131.5		193.6	1,915.4	9.1%
Guatemala	238.5	11.7		19.5	269.7	216.3	9.2		13.6	239.2	12.8%
CAM South	220.4	12.7		55.1	288.2	183.5	9.9		36.0	229.4	25.6%
Mexico and Central America	2,157.5	178.6		312.2	2,648.3	1,990.1	150.6		243.2	2,383.9	11.1%
Colombia	429.7	82.6		81.5	593.9	348.8	57.8		36.5	443.1	34.0%
Brazil (3)	1,303.8	146.8		222.8	1,673.4	1,064.0	96.2		141.8	1,301.9	28.5%
Argentina	178.7	25.1		29.8	233.5	155.5	17.7		25.0	198.1	17.8%
Uruguay	47.1	6.3		2.8	56.2	41.2	4.8		1.9	47.9	17.3%
South America	1,959.3	260.8		336.9	2,556.9	1,609.4	176.4		205.2	1,991.1	28.4%
TOTAL	4,116.8	439.4		649.1	5,205.3	3,599.6	327.0		448.4	4,375.0	19.0%

Revenues
Expressed in million Mexican Pesos	1Q 2022	1Q 2021	Δ %
Mexico	23,222	21,047	10.3%
Guatemala	2,775	2,449	13.3%
CAM South	2,938	2,484	18.3%
Mexico and Central America	28,935	25,980	11.4%
Colombia	4,276	3,285	30.2%
Brazil (4)	14,388	12,802	12.4%
Argentina	2,672	1,854	44.1%
Uruguay	925	770	20.2%
South America	22,261	18,710	19.0%
TOTAL	51,195	44,690	14.6%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps.1,250.2 million for the first quarter of 2022 and Ps.3,814.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 12 of 13

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q22
México	7.29%	1.39%
Colombia	8.01%	3.32%
Brasil	10.60%	1.11%
Argentina	50.70%	9.73%
Costa Rica	4.38%	1.49%
Panama	3.54%	1.16%
Guatemala	3.13%	1.05%
Nicaragua	7.89%	1.91%
Uruguay	8.78%	1.89%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q22	1Q21	Δ %
México	20.52	20.32	1.0%
Colombia	3,914.87	3,554.66	10.1%
Brasil	5.23	5.47	-4.4%
Argentina	106.58	88.57	20.3%
Costa Rica	647.10	614.65	5.3%
Panamá	1.00	1.00	0.0%
Guatemala	7.70	7.75	-0.7%
Nicaragua	35.61	34.91	2.0%
Uruguay	43.31	43.09	0.5%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-22	Mar-21	Δ %	Ene-22	Ene-21	Δ %
México	19.99	20.60	-3.0%	20.74	20.27	2.3%
Colombia	3,748.15	3,736.91	0.3%	3,982.60	3,559.46	11.9%
Brasil	4.74	5.70	-16.8%	5.36	5.48	-2.2%
Argentina	111.01	92.00	20.7%	105.02	87.33	20.3%
Costa Rica	667.10	615.81	8.3%	646.20	616.16	4.9%
Panamá	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.71	-0.4%	7.69	7.79	-1.2%
Nicaragua	35.69	34.99	2.0%	35.58	34.88	2.0%
Uruguay	41.12	44.19	-7.0%	44.15	42.28	4.4%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q22 Results April 28, 2022	Page 13 of 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: April 28, 2022